Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: June 17, 2005

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Christoph Brand appointed new Chief Strategy Officer of Swisscom

Christoph Brand, until now Head of Swisscom Fixnet Wholesale, has been named by the Swisscom Board of Directors as new Chief Strategy Officer of Swisscom and member of the Swisscom Executive Board. He succeeds Michael Shipton, whose appointment as CEO of Swisscom IT Services was announced on 12 May 2005. Christoph Brand will take up his new position as Head of Business Development and Corporate Strategy on 1 August 2005.

Christoph Brand (lic. rer. pol.), who graduated in business economics, sociology and political science from the University of Berne, joined Swisscom in 1995. Three years later he was appointed CEO of Bluewin and was largely instrumental in turning the company into Switzerland’s largest Internet provider. Since April 2002, the 36-year-old business economist has been Head of Swisscom Fixnet Wholesale, with responsibility for Swisscom’s domestic and international fixed-network infrastructure and a workforce of around 3,200.

Michael Shipton, the incumbent Chief Strategy Officer and designated CEO of Swisscom IT Services Ltd, will take up his new appointment on 1 August. Urs Stahlberger, CEO of Swisscom IT Services, will carry out special tasks on behalf of Swisscom CEO Jens Alder until his retirement at the end of 2005.

Berne, 17 June 2005

Swisscom AG Group Media Relations 3050 Bern	Phone Fax	+41-31-342 91 93 +41-31-342 06 70	www.swisscom.com media@swisscom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: June 17, 2005	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law